SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C lote 226 7th floor
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES THIRD QUARTER 2005 CONSOLIDATED RESULTS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Brasília – Brazil , October 27, 2005 – Tele Centro Oeste Celular Participações S.A. - TCO, (BOVESPA: TCOC3 (ON = Common Shares)/TCOC4 (PN = Preferred Shares); NYSE: TRO), discloses today its consolidated results for the third quarter of 2005 (3Q05). TCO operates in the Federal District and in eleven Brazilian states: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins, covering an area of 5.8 million km 2 with 32.5 million inhabitants, which is approximately 18% of the total Brazilian population.

HIGHLIGHTS
R$ million	3 Q 05	2 Q 05%		3 Q 04%
Net operating revenue	579.8	599.4	-3.3%	578.0	0.3%
Net service revenues	520.2	498.4	4.4%	497.5	4.6%
Net handset revenues	59.6	101.0	-41.0%	80.5	-26.0%
Total operating costs	(396.6)	(470.8)	-15.8%	(330.3)	20.1%
EBITDA	183.2	128.6	42.5%	247.7	-26.0%
EBITDA Margin (%)	31.6%	21.5%	10.1 p.p.	42.9%	-11.3 p.p.
Depreciation and amortization	(67.9)	(64.1)	5.9%	(50.8)	33.7%
EBIT	115.3	64.5	78.8%	196.9	-41.4%
Net income	92.5	61.6	50.2%	141.0	-34.4%
Profit per share (R$ per share)	0.71	0.48	48.8%	1.09	-35.0%
Profit per ADR (R$)	0.71	0.48	48.8%	1.09	-35.0%
Number of shares (million)	130.1	128.9	0.9%	128.9	0.9%

Capex	48.8	85.3	-42.8%	140.1	-65.2%
Capex over net revenues	8.4%	14.2%	-5.8 p.p.	24.2%	-15.8 p.p.
Operating cash flow	134.4	43.3	210.4%	107.6	24.9%

Customers (thousand)	6,561	6,486	1.2%	5,307	23.6%
Net additions (thousand)	75	438	-82.9%	406	-2.4%

Tele Centro Oeste is controlled by Telesp Celular Participações S.A. which, along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A, make up the assets of the Joint Venture undertaken by Telefónica Móviles and Portugal Telecom, operating under the VIVO brand, Top of Mind within its coverage area. In September 2005, VIVO Group exceeded 28.8 million customers, thus keeping its market leadership.

HIGHLIGHTS 3Q05

•  Strong competition during the 3Q05, with the campaign for the Father´s Day.

•  TCO´s customer base rose 23.6% in relation to 3Q04, recording 6,561 thousand customers , with post-paid customers growth of 4.0%.

•  Market leadership with 47.0% market share , in a market with 4 operators in all its regions.

•  SAC of R$ 122.0 in the quarter, representing a reduction of 22.8% in relation to the previous quarter. Stable in the year-to-year comparison.

•  Monthly churn at 1.9% stable in relation to 3Q04, in an environment of strong competition.

•  Blended ARPU of R$ 26.5, an increase of 0.4% in relation to 2Q05. Post-paid ARPU recorded 13.3% increase in the same comparison and 1.7% in relation to 3Q04.

•  Post-paid MOU increased by 10.8% in 3Q05 over 2Q05, with additional 23 minutes, as a result of the increase in the post-paid ARPU. Increase of 5.4% in relation to 3Q04.

•  Net service revenues increased by 7.9% in relation to the accumulated totals for 2005 and 2004. Increase of 4.6% in relation to 2Q05.

•  Increase in data revenues by 47.8% in relation to 3Q04, accounting for 5.7% of the net services revenue in 3Q05, showing the successful launching of new services.

•  Launching of Corporate VIVO Play 3G , service based on a 3 rd Generation technology that offers cellular access to multimedia contents, consolidating the absolute Leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services.

•  Accumulated EBITDA in 2005 of R$ 533.2 million, representing a margin of 31.3%, having reached R$ 183.2 million in the quarter, a 31.6% margin.

•  Net financial result increased by 77.1% compared to 3Q04, reaching R$ 39.5 million.

•  Operational Cash Flow increased 210.4% and 24.9% in relation to 2Q05 and 3Q04, showing the efficiency of its operation.

VIVO

Vivo achieved the goal imposed by Anatel. Vivo is monthly evaluated by Anatel for some indexes and in August 90.7% of them were achieved. One of them is SMP 5, which refers to the operators' rate of completion of calls. The goal required by Anatel is that such rate must exceed 67% in three pre-established periods of two hours each – morning, afternoon and evening, on a Thursday selected in the month by Anatel. Achieving this goal in the 3 periods has been a hard task for any Mobile Personal System (SMP) operator. On August 04, the 14 Vivo operators reached such goal. These indexes published by ANATEL will improve even more our positions in the quality ranking among all cellular phone service providers.

Quality Policy

Throughout September and October, about 170 processes of all VIVO companies were audited by internal quality auditors. The purpose thereof is to assist the different businesses in the independent auditing procedures, so that VIVO may be able to keep its ISO-9001:2000 Certification and SMP (based on the method of data collection, calculation and consolidation for publication of Anatel's SPM indexes).

Distribution Channels

On September 30, 2005, TCO had 69 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 1,878 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels .

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

The 2005 and 2004 accumulated numbers correspond to the values registered in the nine months period ending on September 30 of each year.

Some information disclosed for 3Q04, 2Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TCO
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	6,561	6,486	1.2%	5,307	23.6%
Contract	978	978	0.0%	940	4.0%
Prepaid	5,583	5,508	1.4%	4,367	27.8%
Market Share (*)	47.0%	49.0%	-2.0 p.p.	53.8%	-6.8 p.p.
Net additions (thousand)	75	438	-82.9%	406	-81.5%
Contract	0	28	-100.0%	-4	-100.0%
Prepaid	75	410	-81.7%	410	-81.7%
Market Share of net additions (*)	10.7%	36.7%	-26.0 p.p.	42.6%	-31.9 p.p.
Market penetration (*)	41.0%	39.3%	1.7 p.p.	30.3%	10.7 p.p.

SAC (R$)	122	158	-22.8%	121	0.8%

Monthly Churn	1.9%	1.5%	0.4 p.p.	1.8%	0.1 p.p.
ARPU (in R$/month)	26.5	26.4	0.4%	32.5	-18.5%
Contract	91.0	80.3	13.3%	89.5	1.7%
Prepaid	13.0	14.1	-7.8%	16.9	-23.1%
Total MOU (minutes)	72	74	-2.7%	84	-14.3%
Contract	236	213	10.8%	224	5.4%
Prepaid	40	46	-13.0%	50	-20.0%

Employees	1,263	1,284	-1.6%	1,38	-8.5%

(*) source: Anatel

Consolidated TCO's Operating Highlights	• Continued market leadership as a result of the increase in the customer base by 23.6% in the last 12 months, despite strong competition. It is important to also emphasize the conservative company's reckoning procedures of the customer base.

•  SAC decreased by 22.8% in relation to 2Q05, as a result of the reduction in the commercial activity in the period and the total subsidy due to the increase of the value of "entry barriers" during the Father's Day campaign in the pre paid segment, however continuing with the efforts for customer retention, specially the medium and high end ones.

•  The churn at 1.9% remained stable when compared to 3Q04, thus confirming the result of the commercial practices adopted by the company to promote customer loyalty, with the offer of several plans to meet specific customer demands, service quality and client satisfaction.

•  The blended ARPU of R$ 26.5 recorded a 0.4% increase, remaining almost stable in relation to 2Q05, basically due to the growth in the post-paid outgoing ARPU by 17.8%, impacted by the reduction in the prepaid inbound ARPU resulting from the change in the customer mix, in addition to the partial Bill & Keep effect.

•  The post-paid MOU increased by 10.8% and 5.4% in relation to 2Q05 and 3Q04, respectively, caused by the increase in the post-paid outgoing MOU. On the other hand, the total MOU was impacted by the changes in the customer mix, once the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

OPERATING PERFORMANCE - CO - AREA 7
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	4,929	4,917	0.2%	4,179	17.9%
Contract	787	790	-0.4%	793	-0.8%
Prepaid	4,142	4,127	0.4%	3,386	22.3%
Market Share (*)	51.9%	54.6%	-2.7 p.p.	63.5%	-11.6 p.p.
Net additions (thousand)	11	306	-96.4%	288	-96.2%
Contract	-3	10	-130.0%	-5	-40.0%
Prepaid	14	296	-95.3%	293	-95.2%
Market Share of net additions (*)	2.3%	34.3%	-32.0 p.p.	47.0%	-44.7 p.p.
Market penetration (*)	57.4%	54.6%	2.8 p.p.	41.4%	16.0 p.p.

(*) source: Anatel

Operating Highlights - Area 7 (CO) – which comprises the Federal District and the following States: Acre, Goiás, Mato Grosso, Mato Grsso do Sul, Rondônia and Tocantins

•  In 3Q05, customers growth in area 7 was 17.9% over 3Q04, recording 4,929 thousand customers in the end of the quarter, in a strongly competitive market.

•  Absolute leadership, with 51.9% market share , being the highest market share among the Brazilian operators, with 4 competitors on the market.

•  Prepaid customers base grew 22.3% in the last 12 months.

•  Market penetration increase of 16.0 p.p. in relation to the last year.

OPERATING PERFORMANCE - NBT - AREA 8
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	1,632	1,569	4.0%	1,128	44.7%
Contract	191	188	1.6%	147	29.9%
Prepaid	1,441	1,381	4.3%	981	46.9%
Market Share (*)	36.7%	36.9%	-0.2 p.p.	34.4%	2.3 p.p.
Net additions (thousand)	63	132	-52.3%	117	-46.3%
Contract	3	19	-84.2%	0	650.0%
Prepaid	60	113	-46.9%	117	-48.7%
Market Share of net additions (*)	32.2%	43.9%	-11.7 p.p.	34.6%	-2.4 p.p.
Market penetration (*)	25.5%	24.6%	0.9 p.p.	19.7%	5.8 p.p.

(*) source: Anatel

Operating Highlights - Area 8 (NBT) – which comprises the following states: Amazonas, Amapá, Maranhão, Pará and Roraíma

•  In 3Q05, customers base growth in area 8 was 44.7% and 4.0% in relation to 3Q04 and 2Q05, respectively, recording 1,632 thousand customers in the end of the quarter.

•  Market share increased by 2.3 p.p. in relation to 3Q04, despite the strong competition.

•  Market share of Net additions was 32.2%, remaining stable in relation to 3Q04, with growth of the post-paid customer base.

NET OPERATING REVENUES - TCO
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Subscription and Usage	309.1	260.6	18.6%	266.7	15.9%	799.4	684.5	16.8%
Network usage	188.4	201.5	-6.5%	215.0	-12.4%	588.3	619.5	-5.0%
Other services	22.7	36.3	-37.5%	15.8	43.7%	96.0	70.6	36.0%
Net service revenues	520.2	498.4	4.4%	497.5	4.6%	1,483.7	1,374.6	7.9%

Net handset revenues	59.6	101.0	-41.0%	80.5	-26.0%	218.6	227.0	-3.7%
Net Revenues	579.8	599.4	-3.3%	578.0	0.3%	1,702.3	1,601.6	6.3%

Net Services Revenue

The net services revenue grew 4.4% in relation to 2Q05, recording R$ 520.2 million in the quarter and R$ 1,483.7 in the year-to-date figures, 7.9% above the same period of 2004. Such growth was caused, mainly, by the increase in the customer base and by the increased use of data services, despite the effects of the customer profile adequacy, such as Vivo Ideal and customer loyalty campaigns. A growth of 4.6% was recorded in relation to the same period of last year.

It must be highlighted that "subscription and usage revenue" recorded a 15.9% increase over 3Q04, due to the increase in the total outgoing traffic. In the service revenue, this increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues grew 47.8% in the year-to-year comparison, representing 5.7% of the net service revenues in 3Q05 (4.0% in 3Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 67.0% of data revenues in 3Q05. Average number of SMS messages sent per month in the quarter was some 34 million.

OPERATING COSTS - TCO
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%

Personnel	(37.1)	(38.4)	-3.4%	(37.4)	-0.8%	(112.8)	(104.1)	8.4%

Cost of services rendered	(63.8)	(75.9)	-15.9%	(39.3)	62.3%	(199.3)	(128.5)	55.1%
Leased lines	(11.1)	(10.1)	9.9%	(4.4)	152.3%	(28.2)	(18.9)	49.2%
Interconnection	(14.2)	(16.1)	-11.8%	(16.3)	-12.9%	(42.8)	(59.1)	-27.6%
Rent/Insurance/Condominium fees	(5.5)	(1.9)	189.5%	(4.3)	27.9%	(10.7)	(12.8)	-16.4%
Fistel and other taxes and contributions	(27.3)	(27.4)	-0.4%	(3.9)	600.0%	(80.9)	(7.2)	n.d.
Third-party services	(4.5)	(17.9)	-74.9%	(9.4)	-52.1%	(33.0)	(27.3)	20.9%
Others	(1.2)	(2.5)	-52.0%	(1.0)	20.0%	(3.7)	(3.2)	15.6%
Cost of goods sold	(92.4)	(184.6)	-49.9%	(141.1)	-34.5%	(372.6)	(360.0)	3.5%

Selling expenses	(165.4)	(150.5)	9.9%	(101.1)	63.6%	(408.7)	(276.5)	47.8%

Provision for bad debt	(56.2)	(37.4)	50.3%	(23.0)	144.3%	(111.6)	(49.1)	127.3%
Third-party services	(91.4)	(99.6)	-8.2%	(69.9)	30.8%	(262.4)	(205.6)	27.6%
Others	(17.8)	(13.5)	31.9%	(8.2)	117.1%	(34.7)	(21.8)	59.2%
General & administrative expenses	(33.9)	(25.9)	30.9%	(19.8)	71.2%	(81.4)	(57.2)	42.3%
Other operating revenues (expenses)	(4.0)	4.5	n.d.	8.4	n.d.	5.7	10.9	-47.7%

Total costs before depreciation / amortization	(396.6)	(470.8)	-15.8%	(330.3)	20.1%	(1,169.1)	(915.4)	27.7%

Depreciation and amortization	(67.9)	(64.1)	5.9%	(50.8)	33.7%	(192.5)	(151.8)	26.8%
Total operating costs	(464.5)	(534.9)	-13.2%	(381.1)	21.9%	(1,361.6)	(1,067.2)	27.6%

Personnel Cost

The increase in personnel cost in the comparison of year-to-date totals for 2005 and 2004 is a consequence of the salary adjustment provided for in the collective bargaining agreement, the investments in training and the incentive campaigns for the selling team. The reduction recorded in 3Q05 in relation to 2Q05 results from the reduction in the headcount.

Cost of Services Rendered

In 3Q05, the 62.3% increase in the cost of services rendered in relation to 3Q04 is a result of the increase in the number of links and negotiations of connection means, in addition to the increase in the customer base. The variation recorded in "Fistel and other fees and contributions" in relation to 3Q04 arises out of equalization of TCO's accounting criteria to the other Group Companies. The variation in rentals/insurances and condominium fees recorded in 3Q05 in relation to 2Q05 is due to an extraordinary effect related to infrastructure that changes the comparison basis and is negatively affected by an extraordinary item that impacts the entry "others" in Selling Expenses.

Cost of Goods Sold	The cost of goods sold decreased by 49.9% in relation to 2Q05, mainly due to a lower number of activated handsets in the comparison between the periods.

Selling Expenses

In 3Q05, selling expenses recorded a 63.6% increase over 3Q04, caused by an intense sales activity and consequent increase in expenses with third-party services, especially publicity and commissions.

In 3Q05, the provision for bad debtors (PDD) of R$ 56.2 million (6.9% on the gross revenue) was impacted by an extraordinary effect, recording an increase in relation to 2Q05 (4.6% of the gross revenue). Such evolution resulted, partially, from the change in the increase of the customer base.

General and Administrative Expenses

General and administrative expenses increased by 30.9% in relation to 2Q05, due to expenses with third party's services, especially those related to the maintenance of systems and expenses with building.

EBITDA

In the first nine months of the year, the EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 533.2 million, with 31.3% margin.

Considering the competition recorded in 3Q05, the EBITDA recorded R$ 183.2 million, with a 31.6% margin , 10.1 percentile points over the previous quarter .

Depreciation and Amortization

Depreciation and amortization expenses increased 5.9% in 3Q05 in relation to the previous quarter and this is due to the investments effected, specially in function of the overlay to the CDMA network and incoming operational assets, due to the conclusion of works.

FINANCIAL REVENUES (EXPENSES) - TCO
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%

Financial Revenues	58.4	57.5	1.6%	43.7	33.6%	159.1	119.2	33.5%
Exchange rate variation / Monetary variation	4.7	8.4	-44.0%	0.0	n.d.	13.1	0.1	n.d.
Other financial revenues	59.7	49.1	21.6%	45.3	31.8%	152.1	131.1	16.0%
(-) Pis/Cofins taxes on financial revenues	(6.0)	0.0	n.d.	(1.6)	275.0%	(6.1)	(12.0)	-49.2%

Financial Expenses	(18.9)	(27.6)	-31.5%	(21.4)	-11.7%	(65.8)	(68.4)	-3.8%

Exchange rate variation / Monetary variation	2.5	(3.3)	n.d.	4.0	-37.5%	(5.6)	(22.4)	-75.0%
Other financial expenses	(15.8)	(12.1)	30.6%	(12.3)	28.5%	(40.3)	(39.1)	3.1%
Gains (Losses) with derivatives transactions	(5.6)	(12.2)	-54.1%	(13.1)	-57.3%	(19.9)	(6.9)	188.4%

Net Financial Income	39.5	29.9	32.1%	22.3	77.1%	93.3	50.8	83.7%

Financial Revenues (Expenses)

Net financial revenues in 3Q05 recorded an increase of R$ 9.6 million when compared to 2Q05. Such result was due to the positive effect in 3Q05 of the discount obtained in the advanced payment of the tax incentive with the State of Goiás Treasury Department (Teleproduzir) and the increase in the interest rate for the period (4.56% in 2Q05 and 4.74% in 3Q05), which offset the increased expenses with Pis/Cofins assessed on the allocation of Interest on Own Capital of the controlled operators.

The above mentioned factors, together with the increase in the net cash position of the Company caused an increase in the net financial revenue in 3Q05 of R$ 17.2 million in relation to 3Q04.

Net Profit	The net profit in the quarter was R$ 92.5 million, an increase of 50.2% in relation to the previous quarter .

LOANS AND FINANCING - TCO
	CURRENCY
Lenders (R$ million)	R$	US$	URTJLP*	UMBND**

Financial institutions	1.4	42.3	90.0	7.0
Total	1.4	42.3	90.0	7.0
Exchange rate used		2.2222	1.9084	0.0430

Payment Schedule - Long Term

2006	0.1	0.0	5.1	15.6
2007	0.5	0.10	20.2	17.4
as from 2007	0.4	-	1.7	1.4
Total	1.0	0.1	27.0	34.4

NET DEBT - TCO
	Sep 30. 05	Jun 30. 05
Short Term	78.2	85.1
Long Term	62.5	85.8
Total debt	140.7	170.9
Cash and cash equivalents	(1,066.5)	(1,005.2)
Derivatives	28.2	23.2
Net Debt	(897.6)	(811.1)

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Indebtedness

On September 30, 2005, TCO's debts related to loans and financings amounted to R$ 140.7 million (R$ 170.9 million on June 30, 2005), 35% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by cash and financial investments (R$ 1,066.5 million) and by derivative assets and liabilities (R$ 28.2 million payable) resulting in a net cash position of R$ 897.6 million, a 10.7% increase in relation to June 2005.

A better operating cash generation in the period allied to the increase in the effective CDI in 3Q05 (4.74%) in relation to 2Q05 (4.56%) earned from its financial statements provided an increase of the net cash position.

CAPEX - TCO
				Accum
	3 Q 05	2 Q 05	3 Q 04	2005	2004

Network	37.2	51.3	102.2	144.6	223.0
Other	11.6	34.0	37.9	72.2	65.0
Total	48.8	85.3	140.1	216.8	288.0
% Net Revenues	8.4%	14.2%	24.2%	12.7%	18.0%

Capital Expenditures (Capex)

Capex effected in the quarter totaled R$ 48.8 million due to the migration from TDMA to CDMA technology (overlay) started in 2004. In addition, the investments in the 3Q05 were basically due to the following factors: (i) consolidation and rationalization of the information systems, especially the customer care ; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the growth of the customer base .

Operating Cashflow

The positive operating cash flow, an increase of 210.4% and 24.9% when comparing with the 2Q05 and 3Q04 respectively, shows that TCO has generated funds from its operations to implement its capital expenditures program, recording R$ 134.4 million in the quarter and R$ 316.4 million in the accumulated total for the year.

Capital Market

In 3Q05, the value of TCO's common shares (ON) increased 13.2% while the value of the preferred shares (PN) dropped 9.9%. Bovespa Index (São Paulo Stock Exchange Index) rose 26.1%. From July to September 2005, the Company's PN shares were traded in 100% of the trading sessions, with an average daily trading volume of R$ 3.7 million. By the end of 3Q05, ON and PN shares were traded at R$ 19.98 and R$ 20.81, respectively.

The price of TCO's level II ADRs dropped by 10.0% in the quarter, in face of a 2.9% increase in the Dow Jones index. The daily average volume of shares traded in the NYSE during 3Q05 was US$ 2.1 million. The closing price of TCO's ADRs for the quarter was US$ 9.06.

Capital Increase

On July 29, 2005, the Board of Directors of TCO approved an increase in the capital stock as a result of a corporate restructuring process, which was concluded in July 2004, involving the company and its controlled companies and controlling shareholder. The amortization of the premium resulting from such corporate restructuring process resulted in 2004 in a tax benefit of R$ 63,893,190.47, upon issuance of 3,107,645 new common shares, thus ensuring the preemptive right provided for, in article 171 of Law nº 6404/76. The issue price of R$ 20.56 per common share corresponds to 90% of the weighted average of the main market prices of the 30 trading sessions of Bovespa, in the period from May 16, 2005 to and including June 27, 2005. The period for exercise of the preemptive right is from June 29, 2005 until July 28, 2005 .

Corporate Restructuring

The managements of Telesp Celular Participações S.A. ("TCP") and Tele Centro Oeste Celular Participações S.A. ("TCOPart") disclosed a Relevant Fact on August 15, 2005, in the form and for the purposes of CVM Instructions no. 319/99, 320/99 and 358/02, with their respective Boards of Directors having approved the proposal to their shareholders of the terms, conditions and justifications of a corporate restructuring involving the referred companies, the full contents of which may be obtained from our web site www.vivo.com.br/ir.

Social Responsibility

•  Instituto Vivo celebrates one year of existence. In celebration for the first year of activities, having acted in 86% of the domestic territory, Instituto Vivo has already benefited more than 300 thousand people within its coverage area, through projects in partnership with large institutions, both of the third sector and public institutions, totaling 37 initiatives, of which 26 focus on Education and Environment.

•  Instituto Vivo was awarded in August the Citizenship Prize of Anuário Telecom 2005 for two projects that were outstanding due to their contribution to the community – Programa Vivo Voluntário , in the Social Action category, and SuperAção Jovem , developed by the Ayrton Senna Institute, in the Education category.

•  Instituto Vivo supports and takes part in Ibama's Environmental Education Course. With the support from Vivo Institute, the coordination of Ibama's Environmental Education – Brazilian Environment and Renewable Hydric Resources Institute, carried out in August, in Rio de Janeiro , the XX Course of Introduction to Education in Environmental Management Process. The purpose of the course is to provide technical staff of Ibama and of other partner institutions, among them Instituto Vivo, with capacity for collectively acting in environmental management actions.

Main Prizes, Awards and Events

•  VIVO was awarded in August, for the third consecutive year, in São Paulo , the TOP de RH ADVB 2005 prize, with the case entitled "Vivo learning – Initiative for Evaluating, Determination for Growing". The program is divided into 12 and 24 hour modules and is designed for developing Vivo Competences and enhancing the knowledge of the cooperating parties about the business.

•  Vivo is the most dependable brand for Brazilians for the second year. In the 4 th edition of the "Dependable Brands" research, conducted by Revista Seleções, Vivo is the most dependable brand in the category of cellular telephone operator, according to readers, with 38.9% of the votes.

•  Vivo launches "Vivo Ideal". All Vivo regional companies (except for RJ/ES, which will offer the service as from December) now have a new services plan in place. Vivo Ideal is a self-adjustable postpaid plan focused on high potential and variable consumption customers. Upon subscribing to this service plan, the customer is always placed in that minutes range which is most adequate to his consumption in that month. Minimum consumption is 150 minutes and as from this range, there are other 4 consumption ranges, which always ensure savings to the customer. Vivo Ideal is a product that reinforces the concept that "only the company which has the largest cellular community in Brazil has a plan for each customer", in addition to supplementing Vivo's portfolio, making it more competitive and bringing as major benefit the possibility of adapting the plan to the customer's profile.

BALANCE SHEET - TCO
R$ million
ASSETS	Sep 30. 05	Jun 30. 05

Current Assets	2,171.3	2,056.1
Cash and banks	12.5	25.4
Temporary cash investments	1,054.0	979.8
Net accounts receivable	570.3	524.7
Inventory	104.4	90.7
Deferred and recoverable taxes	345.4	322.8
Other current assets	84.7	112.7

Long Term Assets	478.0	415.6
Deferred and recoverable taxes	456.1	375.6
Other long term assets	21.9	40.0

Permanent Assets	1,155.0	1,173.9
Investment	3.3	3.4
Plant, property and equipment	1,132.7	1,150.8
Deferred assets	19.0	19.7

Total Assets	3,804.3	3,645.6

LIABILITIES

Current Liabilities	753.4	784.4
Suppliers and Consignment	307.5	338.8
Taxes, fees and contributions	90.9	79.9
Interest on own capital	143.3	143.3
Loans and financing	78.2	85.1
Contingencies provision	9.5	8.8
Derivatives transactions	21.2	17.2
Other current liabilities	102.8	111.3

Long Term Liabilities	215.5	235.9
Loans and financing	62.5	85.8
Contingencies provision	137.1	135.3
Derivatives transactions	7.1	6.0
Other long term liabilities	8.8	8.8

Shareholder's Equity	2,835.3	2,625.2
Funds for capitalization	0.1	0.1
Total Liabilities	3,804.3	3,645.6

INCOME STATEMENTS - TCO
	According to Corporate Law
						Acumulado em:
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Gross Revenues	813.9	807.1	0.8%	769.5	5.8%	2,322.3	2,129.7	9.0%
Gross service revenues	698.7	661.9	5.6%	650.5	7.4%	1,978.1	1,799.2	9.9%
Deductions – Taxes and others	(178.5)	(163.5)	9.2%	(153.0)	16.7%	(494.4)	(424.6)	16.4%
Gross handset revenues	115.2	145.2	-20.7%	119.0	-3.2%	344.2	330.5	4.1%
Deductions – Taxes and others	(55.6)	(44.2)	25.8%	(38.5)	44.4%	(125.6)	(103.5)	21.4%

Net Revenues	579.8	599.4	-3.3%	578.0	0.3%	1,702.3	1,601.6	6.3%
Net service revenues	520.2	498.4	4.4%	497.5	4.6%	1,483.7	1,374.6	7.9%
Subscription and Usage	309.1	260.6	18.6%	266.7	15.9%	799.4	684.5	16.8%
Network usage	188.4	201.5	-6.5%	215.0	-12.4%	588.3	619.5	-5.0%
Other services	22.7	36.3	-37.5%	15.8	43.7%	96.0	70.6	36.0%
Net handset revenues	59.6	101.0	-41.0%	80.5	-26.0%	218.6	227.0	-3.7%

Operating Costs	(396.6)	(470.8)	-15.8%	(330.3)	20.1%	(1,169.1)	(915.4)	27.7%
Personnel	(37.1)	(38.4)	-3.4%	(37.4)	-0.8%	(112.8)	(104.1)	8.4%
Cost of services rendered	(63.8)	(75.9)	-15.9%	(39.3)	62.3%	(199.3)	(128.5)	55.1%
Leased lines	(11.1)	(10.1)	9.9%	(4.4)	152.3%	(28.2)	(18.9)	49.2%
Interconnection	(14.2)	(16.1)	-11.8%	(16.3)	-12.9%	(42.8)	(59.1)	-27.6%
Rent/Insurance/Condominium fees	(5.5)	(1.9)	189.5%	(4.3)	27.9%	(10.7)	(12.8)	-16.4%
Fistel and other taxes and contributions	(27.3)	(27.4)	-0.4%	(3.9)	600.0%	(80.9)	(7.2)	n.d.
Third-party services	(4.5)	(17.9)	-74.9%	(9.4)	-52.1%	(33.0)	(27.3)	20.9%
Others	(1.2)	(2.5)	-52.0%	(1.0)	20.0%	(3.7)	(3.2)	15.6%
Cost of handsets	(92.4)	(184.6)	-49.9%	(141.1)	-34.5%	(372.6)	(360.0)	3.5%
Selling expenses	(165.4)	(150.5)	9.9%	(101.1)	63.6%	(408.7)	(276.5)	47.8%
Provision for bad debt	(56.2)	(37.4)	50.3%	(23.0)	144.3%	(111.6)	(49.1)	127.3%
Third-party services	(91.4)	(99.6)	-8.2%	(69.9)	30.8%	(262.4)	(205.6)	27.6%
Others	(17.8)	(13.5)	31.9%	(8.2)	117.1%	(34.7)	(21.8)	59.2%
General & administrative expenses	(33.9)	(25.9)	30.9%	(19.8)	71.2%	(81.4)	(57.2)	42.3%
Other operating revenue (expenses)	(4.0)	4.5	n.d.	8.4	n.d.	5.7	10.9	-47.7%

EBITDA	183.2	128.6	42.5%	247.7	-26.0%	533.2	686.2	-22.3%
Margin %	31.6%	21.5%	10.1 p.p.	42.9%	-11.3 p.p.	31.3%	42.8%	-11.5 p.p.

Depreciation and Amortization	(67.9)	(64.1)	5.9%	(50.8)	33.7%	(192.5)	(151.8)	26.8%

EBIT	115.3	64.5	78.8%	196.9	-41.4%	340.7	534.4	-36.2%

Net Financial Income	39.5	29.9	32.1%	22.3	77.1%	93.3	50.8	83.7%
Financial Revenues	58.4	57.5	1.6%	43.7	33.6%	159.1	119.2	33.5%
Exchange rate variation / Monetary variation	4.7	8.4	-44.0%	0.0	n.d.	13.1	0.1	n.d.
Other financial revenues	59.7	49.1	21.6%	45.3	31.8%	152.1	131.1	16.0%
(-) Pis/Cofins taxes on financial revenues	(6.0)	0.0	n.d.	(1.6)	275.0%	(6.1)	(12.0)	-49.2%
Financial Expenses	(18.9)	(27.6)	-31.5%	(21.4)	-11.7%	(65.8)	(68.4)	-3.8%
Exchange rate variation / Monetary variation	2.5	(3.3)	n.d.	4.0	-37.5%	(5.6)	(22.4)	-75.0%
Other financial expenses	(15.8)	(12.1)	30.6%	(12.3)	28.5%	(40.3)	(39.1)	3.1%
Gains (Losses) with derivatives transactions	(5.6)	(12.2)	-54.1%	(13.1)	-57.3%	(19.9)	(6.9)	188.4%
Non-operating revenue/expenses	0.0	2.3	n.d.	0.2	n.d.	3.0	(2.1)	n.d.
Taxes	(62.3)	(35.1)	77.5%	(78.4)	-20.5%	(161.1)	(202.4)	-20.4%
Minority Interest	0.0	0.0	n.d.	0.0	n.d.	0.0	(3.2)	n.d.

Net Income	92.5	61.6	50.2%	141.0	-34.4%	275.9	377.5	-26.9%

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega Janaina São Felicio	Mara Boaventura Dias Maria Ednéia Pinto Pedro Gomes de Souza
Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available at the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

Working capital = Current Capital – Net Debt.

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company's total number of customers / number of customers in its operating area.

Market share of net additions : participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU -M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.